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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-50433

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ 01/01/21 _____ AND ENDING _____ 12/31/21 _____
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: _____ APW Capital, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

_____ 100 Enterprise Drive, Suite 504 _____
(No. and Street)

Rockaway	NJ	07866-2116
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Timothy L. Smith	973-394-1069	tim@aurorapw.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

_____ Nisivoccia LLP _____
(Name – if individual, state last, first, and middle name)

200 Valley Road, Suite 300	Mt. Arlington	NJ	07856
(Address)	(City)	(State)	(Zip Code)

11/25/2003	942
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**





APW CAPITAL, INC.

COMPREHENSIVE CAPITAL MANAGEMENT, INC.

AURORA PRIVATE WEALTH, INC.

CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2021

OATH OR AFFIRMATION

I, _____Timothy L. Smith_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____APW Capital, Inc._____, as of _____December 31_____, 2021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____

President

_____
Notary Public

THEODORE W. HOWELL
NOTARY PUBLIC OF NEW JERSEY
COMMISSION # 2397097
MY COMMISSION EXPIRES 06/08/2025

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



NISIVOCCIA
ASSURANCE · TAX · ADVISORY

Mount Arlington, NJ
Newton, NJ
Bridgewater, NJ
973.298.8500
nisivoccia.com
Independent Member
BKR International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
APW Capital, Inc., Aurora Private Wealth, Inc. and
Comprehensive Capital Management, Inc.
Rockaway, NJ 07866

Opinion on the Financial Statement

We have audited the accompanying consolidating balance sheet of APW Capital, Inc. ("APW Capital") (an S Corporation), Aurora Private Wealth, Inc. ("Aurora Private Wealth") (an S Corporation) and Comprehensive Capital Management, Inc. ("CCM") (a C Corporation) as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the consolidating balance sheet presents fairly, in all material respects, the financial position of APW Capital, Aurora Private Wealth and CCM as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of APW Capital, Aurora Private Wealth and CCM's management. Our responsibility is to express an opinion on APW Capital, Aurora Private Wealth and CCM's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to APW Capital, Aurora Private Wealth and CCM in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Nisivoccia LLP

We have served as APW Capital, Inc. and Comprehensive Capital Management, Inc.'s auditor since 2005.
We have served as Aurora Private Wealth, Inc.'s auditor since 2018.

Mt. Arlington, New Jersey
February 28, 2022

	APW CAPITAL	CCM	AURORA PRIVATE WEALTH	ELIMINATIONS	TOTAL
Assets:					
Current assets:					
Cash and cash equivalents	$ 630,998	$ 421,780	$ 272,649		$ 1,325,427
Deposit with clearing broker-dealer	100,000				100,000
Proprietary Position - Pershing	231				231
Commissions receivable	1,055,002				1,055,002
Fees receivable		12,108	47,853		59,961
Due from affiliate	124,317		50,234	$ (174,397)	154
Prepaid expenses and other current assets	3,450	1,033	9,575		14,058
Due from related party	11,820	27,598	4,492		43,910
Total current assets	1,925,818	462,519	384,803	(174,397)	2,598,743
Property and equipment, net	3,600	76,967			80,567
Operating lease asset	406,398				406,398
Other assets	28,162				28,162
Due from related party, net of current portion	224,573	524,362	85,351		834,286
Deferred tax asset, net of valuation allowance		3,885			3,885
Total assets	$ 2,588,551	$ 1,067,733	$ 470,154	$ (174,397)	$ 3,952,041
Liabilities and stockholders' equity:					
Current liabilities:					
Accounts payable and accrued expenses	$ 56,832	$ 102,488	$ 58,245		$ 217,565
Accrued expenses - ADV disclosure		385,282			385,282
Commissions payable	1,314,310	14,928	61,151		1,390,389
Due to clearing broker/dealer	7,084				7,084
Due to affiliate	12,888	203,581		$ (174,397)	42,072
Line of credit		43,386			43,386
Note payable to related party		2,057			2,057
Finance lease obligation		21,517			21,517
Operating lease liability	120,668				120,668
Total current liabilities	1,511,782	773,239	119,396	(174,397)	2,230,020
Note payable to related party, net of current portion		43,988			43,988
Finance lease obligation, net of current portion		3,292			3,292
Operating lease liability, net of current portion	329,387				329,387
Total liabilities	1,841,169	820,519	119,396	(174,397)	2,606,687
Stockholders' equity:					
Common stock - No par value, 2,500 shares authorized,					
161.91 issued and outstanding	303,500				303,500
Additional paid-in capital	443,000	905,000	20,000	(925,000)	443,000
Retained earnings (accumulated deficit)	882	(657,786)	330,758	327,028	882
Noncontrolling interest				597,972	597,972
Total stockholders' equity	747,382	247,214	350,758	-	1,345,354
Total liabilities and stockholders' equity	$ 2,588,551	$ 1,067,733	$ 470,154	$ (174,397)	$ 3,952,041

Note 1 - Summary of Significant Accounting Policies

Nature of Business

APW Capital, Inc. ("APW Capital") is a registered securities broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). APW Capital operates pursuant to brokerage service agreements with clearing brokers, under which these clearing brokers assume and maintain APW Capital's customer accounts. APW Capital's clients are located throughout the United States. APW Capital's primary operating facilities are located in Rockaway, New Jersey.

Comprehensive Capital Management, Inc. ("CCM") and Aurora Private Wealth, Inc. ("Aurora") are registered investment advisors subject to the regulation of the SEC. CCM and Aurora provide investment management services to clients located throughout the United States. CCM and Aurora operate pursuant to brokerage service agreements with broker-dealers, under which these brokers assume and maintain CCM and Aurora's client accounts.

Principles of Consolidation

APW Capital, CCM and Aurora have been consolidated under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC Topic), *Consolidation,* that provides guidance in determining when variable interest entities should be consolidated in the financial statements of the primary beneficiary. Accordingly, the accompanying financial statements include the accounts of APW Capital, the primary beneficiary, CCM and Aurora (collectively, the "Companies"). All intercompany transactions have been eliminated in consolidation.

Revenue Recognition

Commission revenue and related commission expense for APW Capital are recorded on a trade-date basis as securities and other investment transactions occur. APW Capital views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchase is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

CCM and Aurora's fee income is derived from investment advisory services under agreements that generally provide for compensation based on various percentages of assets under management. CCM's fees are billed and payable quarterly. Aurora's fees are billed either monthly or quarterly. Fees are fully refundable on a pro-rata basis in the event of early termination and are recognized over the term of the billing period. Other revenue, which includes financial planning and consulting services, is recognized when the services have been provided and are earned.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Revenue Recognition</u> (continued)

During the normal course of business, it is possible trading errors may arise. In the event of a trading error, a receivable and a corresponding payable is presented on the consolidating balance sheet that is due to/due from a clearing company. Any gain or loss is recognized in the consolidating statement of income.

In the following table, revenue is disaggregated by timing of satisfaction of performance obligations for the year ended December 31, 2021:

Performance obligations satisfied at a point in time	$ 17,444,578
Performance obligations satisfied over time	9,833,365
Total	$ 27,277,943

Revenue from performance obligations satisfied at a point in time consists of commission revenue and other revenue. Revenue from performance obligations satisfied over time consists of advisory fees. The Companies do not have any significant financing components as payment is received at or shortly after the trade date for commission revenue and quarterly or monthly for advisory fees.

<u>Use of Estimates / Significant Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. The COVID-19 pandemic has created and may continue to create significant uncertainty in economic conditions, which may cause further business disruptions and adversely impact the Companies' results of operations. As a result, many of the Companies estimates and assumptions required increased judgement and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, the Companies' actual results could materially differ from those estimates in future periods.

Significant estimates inherent in the preparation of the accompanying consolidating financial statements include collectability of accounts receivable, accumulated depreciation and amortization, deferred revenue, deferred income taxes and various accrued expenses. Management periodically reviews these estimates and it is reasonably possible that management's assessment of these estimates may change based on actual results and other factors.

<u>Cash and Cash Equivalents</u>

For purposes of the statement of cash flows, the Companies consider all short-term investments with an original maturity of three months or less to be cash equivalents. Included in these amounts at December 31, 2021 are $29,266, $2,927 and $9,227 of funds held by clearing broker-dealers on behalf of APW Capital, CCM and Aurora, respectively. These amounts result from the broker-dealer's collection of customer fees and commissions for each Company's account.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Commissions/Fees Receivable</u>

Commissions receivable represents unsecured amounts due from clearing brokers. Management periodically assesses the collectability of the amounts and has determined a corresponding allowance for uncollectible amounts is not required at this time. Interest and finance charges are not accrued on open balances.

The Companies are engaged in various trading, brokerage and financial planning activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Companies may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Companies' policy to review, as necessary, the credit standing of each counterparty.

<u>Securities Transactions</u>

Proprietary securities transactions in regular-way trades, if any, are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of APW Capital are recorded on a trade date basis. APW Capital, CCM and Aurora do not take possession of customers' securities or commodities.

<u>Concentrations of Credit Risk</u>

The Companies maintain their cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Companies have not experienced any losses in such accounts. Management believes it is not exposed to any significant credit risk related to cash.

<u>Fair Value of Financial Instruments</u>

In accordance the FASB ASC, *Fair Value Measurements and Disclosures*, fair value is defined as a market-based measurement, not an entity-specific measurement. The objective of a fair value measurement is to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (that is, an exit price at the measurement date from the perspective of a market participant that holds the assets or owes the liability). A fair value measurement assumes that the transaction to sell the asset or transfer the liability either occurs in the principal market (or in its absence, the most advantageous market) for the asset or liability.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value. There have been no changes in the methodologies used at December 31, 2021.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Fair Value of Financial Instruments</u> (continued)

Cash and cash equivalents, commissions and fees receivable, other current assets, accounts payable and accrued expenses, and other liabilities: The carrying amounts approximate fair value because of the short-term maturity of these instruments.

Notes payable, line of credit, and capital leases: carried at amortized cost as the Companies can obtain similar loans, lines, and leases at similar terms; therefore, the Companies have determined it approximates fair value.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Companies believe its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

<u>Noncontrolling Interest</u>

The Companies account for noncontrolling interest under FASB ASC, *Consolidation*, which establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidating financial statements. This guidance also requires presentation on the face of the consolidating statement of income of the amounts of consolidated net income (loss) attributable to the Company and to the noncontrolling interest, resulting in an increase (decrease) to consolidated net income (loss).

<u>Variable Interest Entities ("VIE")</u>

In October 2018, the FASB issued ASU 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. ASU 2018-17 supersedes the private company alternative for common control leasing arrangements issued in 2014 and expands it to all qualifying common control arrangements. Under the new standard, a private company could make an election to not apply VIE guidance to legal entities under common control when certain criteria are met.

In January 2021, the Company elected to not apply the VIE consolidation model to its qualifying common control arrangements and instead discloses the common control arrangement as required by the accounting alternative, see Note 7.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Property and Equipment</u>

Property and equipment are recorded at cost. Major renewals and betterments are capitalized whereas, maintenance, minor repairs and replacements, which do not improve or extend the lives of the respective assets, are expensed as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets.

The Companies review the recoverability of its long-lived assets on a periodic basis in order to identify events or changes in circumstances, which may indicate a possible impairment in accordance with the provisions of FASB ASC, *Accounting for the Impairment of Disposal of Long-Lived Assets.* The assessment for potential impairment is based primarily on the Companies' ability to recover the unamortized balance of its long-lived assets from expected future cash flows from operations on an undiscounted basis. The Companies believe that no such events or changes have occurred.

<u>Income Taxes</u>

The Companies recognize the amount of taxes payable or refundable for the year. Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax-basis carrying amounts. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period in which the enactment date occurs. A valuation allowance is provided for deferred tax assets if it is more likely than not that these items will not be realized.

The Companies are subject to the provisions of FASB ASC, *Income Taxes.* The standard prescribes a minimum recognition threshold and measurement methodology that a tax position taken or expected to be taken in a tax return is required to meet before being recognized in the financial statements. It also provides guidance for derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowances.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 1 - Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Companies recognize interest and penalties related to unrecognized tax benefits within the provision for income taxes on continuing operations in the consolidating statements of operations.

APW Capital and Aurora have elected, with the consent of its stockholders, to be taxed under the provisions of Subchapter S of the applicable federal and State of New Jersey tax laws.

The stockholders include their allocable share of taxable income or loss on their individual federal and state income tax returns. The Companies are subject to regular audit by tax authorities. The Companies believe that they have appropriate support for the positions taken on its tax returns. Management believes that the pass-through status would be sustained upon examination.

Effective for tax years beginning on or after January 1, 2020, the state of New Jersey implemented the Business Alternative Income Tax (BAIT). The New Jersey BAIT gives eligible pass-through entities the option to elect paying tax at the entity level on New Jersey sourced business income. During the year ended December 31, 2020, Aurora provided for New Jersey BAIT in the amount of $10,610. In 2021 it opted out of paying New Jersey BAIT and the provision was reversed.

Deferred income taxes are recognized by CCM on temporary differences in the amount of assets and liabilities for income tax and financial reporting purposes. The principal sources of the differences are different methods of recognizing depreciation and amortization for financial accounting and income tax purposes. Deferred income taxes are classified as current or non-current depending on the classification of the assets or liabilities to which they relate. Management provides for a valuation allowance based on its evaluation of the realization of such deferred tax benefits. The allowance is periodically adjusted for changes in managements' estimates of the ultimate realization of these benefits.

The Companies file income tax returns in the United States federal and New Jersey, California and Delaware state jurisdictions. The Companies are subject to income tax examinations for returns within the statutory periods established by the respective jurisdictions.

Commissions Expense/Payable

Commissions and related clearing expenses for APW Capital are recorded on a trade date basis as securities transactions occur. Commission expenses for fees produced by registered representatives of CCM and Aurora are recorded as prepaid and recognized as commission expense once earned. Commissions payable represents amounts due to representatives for commissions earned in the prior month.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 1 - <u>Summary of Significant Accounting Policies</u> (continued)

<u>Risk Management</u>

CCM and Aurora do not guarantee their clients a profit on funds managed. The client signs a management account agreement indicating whether they decide to use risk reduction, tactical asset allocation, or timing services offered by CCM and Aurora. The agreement also indicates that client's funds will fluctuate with market forces.

<u>Leases</u>

On January 1, 2019, the Companies adopted ASU No. 2016-02 and related amendments, Leases (Topic 842). At lease commencement, the Companies record a lease liability and corresponding right of use ("ROU") asset. Lease liabilities represent the present value of future lease payments over the expected lease term. The Companies have elected to include lease and non-lease components in determining the lease liability for all leased assets. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. The present value of the Companies lease liability is determined using our incremental collateralized borrowing rate at lease inception. ROU assets represent the right to control the use of the leased asset during the lease and are recognized in an amount equal to the lease liability. Over the lease term the Companies use the effective interest rate method to account for the lease liability as lease payments are made and the ROU asset is amortized to earnings in a manner that results in a straight-line expense recognition in the consolidating statement of income. A ROU asset and lease liability is not recognized for leases with an initial term of 12 months or less and the Companies recognize lease expense for these leases on a straight-line basis over the lease term. The companies test ROU assets at least annually for impairment or whenever events or changes in circumstances indicate that the asset may be impaired.

<u>Advertising Costs</u>

Advertising costs are charged to promotion, recruiting and marketing expense as incurred. Advertising costs charged to promotion, recruiting and marketing expense for APW Capital, CCM and Aurora for the year ended December 31, 2021 were $48,836, $529 and $3,362, respectively.

<u>Subsequent Events</u>

Management has reviewed subsequent events and transactions that occurred after December 31, 2021 through the date of the independent auditors' report and the date the financial statements were issued, February 28, 2022. The financial statements include all events or transactions, including estimates, required to be recognized in accordance with generally accepted accounting principles. Management has determined that there are no nonrecognized subsequent events that require additional disclosure.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 2 - <u>Property and Equipment</u>

Property and equipment as of December 31, 2021 consists of the following:

	Estimated Useful Life	APW Capital	CCM
Property and equipment	5 yrs	$ 7,200	$ 187,448
Less: Accumulated depreciation		(3,600)	(110,481)
		$ 3,600	$ 76,967

Depreciation expense for APW Capital and CCM for the year ended December 31, 2021 was $1,028 and $28,631, respectively.

Note 3 – <u>Intangible Assets</u>

Intangible assets were fully amortized as of December 31, 2021 consisting of the following:

	Estimated Useful Life	Aurora
Website	3 yrs	$ 14,823
Less: Accumulated amortization		(14,823)
		$ -

Amortization expense for Aurora for the year ended December 31, 2021 was $120.

Note 4 - <u>Net Capital Requirements</u>

APW Capital is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.00 to 1. At December 31, 2021, APW Capital had net capital of $301,662 which was $206,011 in excess of its required net capital of $95,651. APW Capital's ratio of aggregate indebtedness to net capital at December 31, 2021 was 4.76 to 1, which is less than the maximum allowable ratio of 15.00 to 1.

Note 5 – <u>Commitments</u>

<u>Finance Lease</u>

During 2018, CCM entered into two finance leases for computer equipment and office furniture, which expires in September 2023 and April 2023 respectively. During 2017, CCM entered into a finance lease for office furniture, which expires in July 2022.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 5 – Commitments (continued)

Finance Lease (continued)

The finance lease liability is recorded at the lower of the present value of the minimum lease payments or fair value of the assets. The following is a summary of property held under finance lease as of December 31, 2021.

Equipment	$	187,448
Less: Accumulated depreciation		(110,481)
	$	76,967

Included in depreciation expense on the consolidating statement of income is depreciation of finance lease of $28,631 for the year ended December 31, 2021.

Future minimum principal lease payments due under finance lease are as follows:

Year Ending
December 31,

2022	$ 21,517
2023	3,292
	$ 24,809

Operating Leases

At December 31, 2021, APW Capital is obligated under operating leases for office space which expires on May 16, 2025. The minimum monthly rent requirement for the office space is $11,436. APW Capital is also liable for its proportionate share of increases in operating costs and real estate taxes related to the office space. The discount rate related to the Company's lease liabilities as of December 31, 2021 was 5.0%.

Future minimum annual lease payments are as follows:

Year Ending
December 31,

2022	$ 139,853
2023	142,712
2024	145,571
2025	60,754
	$ 488,890

APW Capital has leased part of its office facilities to a subtenant, on a month-to-month basis, at a monthly rent of $1,000. Rent expense for office facilities, net of sublease income of $12,000 was $146,417 for the year ended December 31, 2021.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 6 - Line of Credit

APW Capital has an available line of credit from which it can borrow a maximum amount of $100,000. There was no outstanding balance as of December 31, 2021 on the line of credit. Interest accrues at 3.50% per annum. The line is secured by the Company's personal property and renews every October.

CCM has an available line of credit with a maximum amount of $50,000. The outstanding balance as of December 31, 2021 was $43,386 and is due on demand. Interest accrues at the prime rate, plus 2% (5.25% at December 31, 2021). The line is unsecured and renews every January. Interest expense related to this line of credit was $2,272 for the year ended December 31, 2021.

Note 7 - Related Party Transactions

Obligations to and from affiliates result from cash advances, which are non-interest bearing and due on demand. APW Capital provides back office services to an affiliate. At December 31, 2021, APW Capital and CCM had obligations due from/(to) an affiliate of $154 and ($42,072), respectively.

During the year ended December 31, 2021, APW Capital advanced its majority stockholder $242,451. After repayments of $106,000 the outstanding balance due from stockholder of APW Capital as of December 31, 2021 was $236,393 including accrued interest of $2,102. CCM had an outstanding balance due from stockholder as of December 31, 2021 of $551,960, which included an advance of $20,000, repayments totaling $243,622 and accrued interest of $97,532. Aurora also had an outstanding balance due from stockholder as of December 31, 2021 of $89,843 which included advances totaling $65,000 and accrued interest of $620. These advances are interest bearing at federal applicable rates (1.26% at December 31, 2021), unsecured and require payments of 5% of the outstanding balance per year, with the remaining outstanding balance due no later than December 31, 2023.

A note payable to related party, as amended in November 2015, accrues interest at 4.5%. At December 31, 2021, the note had an outstanding balance of $46,045. Quarterly principal and interest payments began on April 1, 2016 in the amount of $765. After twenty quarterly payments have been made, the remaining principal is due in a balloon payment. In the event any shares of stock in the Company are sold or a sale transaction is imminent, the balloon payment is deferred to the sale date and the remaining principal balance shall be paid off in proportion to the purchase proceeds received by the Company or shareholders of the Company. The note is unsecured.

Future minimum principal payments due under the note are as follows:

Year Ending December 31,	
2022	$ 2,057
2023	1,099
2024	1,150
2025	1,203
2026	40,536
	$ 46,045

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 8 – Income Tax

The provision for income taxes for the year ended December 31, 2021 in the consolidating statement of income is as follows:

	APW Capital	CCM	Aurora	Total
Current:				
State	$ 1,500	$ 2,000	$ (9,110)	$ (5,610)
Deferred:				
Federal		(1,110)		(1,110)
State		6,040		6,040
	$ 1,500	$ 6,930	$ (9,110)	$ (680)

Deferred taxes for CCM as of December 31, 2021 consist of:

	Federal	State	Total
Deferred tax asset (long-term)	$ 103,700	$ 45,400	$ 149,100
Deferred tax liability (long-term)	(16,800)	(16,590)	(33,390)
Valuation allowance	(77,775)	(34,050)	(111,825)
Net deferred tax asset (long-term)	$ 9,125	$ (5,240)	$ 3,885

CCM believes a valuation allowance of approximately 75% and 0% of deferred tax assets for NOLs and deferred tax liability for depreciation and amortization, respectively, are appropriate for the year ended December 31, 2021. The change in the valuation allowance for the year ended December 31, 2021 was an increase of $53,250. CCM has recorded a tax asset and liability for the year ended December 31, 2021 of $149,100 and $33,390, respectively. CCM has net operating loss carry-forwards for federal and state taxes of approximately $494,000 and $505,000, respectively. Federal and State net operating losses are set to expire in 2034.

Note 9 - Profit Sharing Plan

APW Capital sponsors a 401(k) profit-sharing plan that covers all employees who meet certain eligibility requirements. APW Capital may, at its discretion, contribute to the plan. Discretionary matching contributions totaling $957 were made for 2021.

Note 10 - Receivables from Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2021 include deposits with clearing broker-dealers of $100,000 and commissions receivable of $1,055,002. APW Capital clears its customer transactions as an introducing broker through other broker-dealers on a fully disclosed basis.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 11 – <u>Indemnifications</u>

In the normal course of its business, the Companies indemnify and guarantee certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Companies or its affiliates. The Companies also indemnify some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidated financial statements for these indemnifications.

The Companies provide representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Companies may also provide standard indemnification to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Companies could be required to make under these indemnifications cannot be estimated. However, the Companies believe that it is unlikely they will have to make material payments under these arrangements and have not recorded any contingent liability in the consolidating financial statements for these indemnifications.

Note 12 – <u>Contingencies and Commitments</u>

The Company received notification that it was named in a lawsuit. Given the nature of issues presented and the general uncertainties involved, management is unable to provide the probability and/or range of potential loss to the Company. However, the Company intends to defend its case vigorously. No amounts have been accrued as of December 31, 2021.

The Companies' policy is to evaluate each lawsuit in accordance with Rule 15c3-1(c)(2), which requires the Companies to obtain an opinion from outside counsel regarding the potential material impact on the Companies' net capital and effect of such a suit on the Companies' financial condition.

The Companies are subject to routine examinations by the Security and Exchange Commission (SEC) and Financial Industry Regulatory Authority (FINRA). During January 2022 CCM received an SEC order pursuant to sections 203(e) and 203(k) of the Investment Advisers Act of 1940, making findings and imposing remedial sanctions. As of December 31, 2021 a civil penalty amounting to $300,000 has been accrued in addition to disgorgement and prejudgment interest totaling $85,282.

APW CAPITAL, INC.
COMPREHENSIVE CAPITAL MANAGEMENT, INC.
& AURORA PRIVATE WEALTH, INC.
NOTES TO CONSOLIDATING FINANCIAL STATEMENTS
DECEMBER 31, 2021
(Continued)

Note 13 – <u>Risks and Uncertainties</u>

The COVID-19 coronavirus outbreak has caused business disruption through government mandated and voluntary closings. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Companies expect this matter may have an impact on its future operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Note 14 – <u>Government Assistance - Paycheck Protection Program</u>

In May 2020, the Company received $312,199 under the United States Small Business Administration's (SBA) Paycheck Protection Program (PPP). The PPP funding is legally structured as a forgivable loan by the SBA. In order to achieve forgiveness of the loan, the Company must spend the funding for specific purposes and also must generally maintain its full-time equivalent level of staffing over a defined time period. The Company has accounted for the PPP funding as a conditional contribution in the financial statements by applying FASB ASC Topic 958- 605, *Revenue Recognition*. Revenue is recognized only when conditions are met. PPP funding is subject to audit and acceptance by the U.S. Department of Treasury, Small Business Administration, or lender; as a result of such audit, adjustments could be required to the recognition of revenue. The PPP funding of $312,199 is recognized as governmental assistance on the consolidating statement of income as of December 31, 2021, as the conditions have been met and the Company received full forgiveness from the SBA.